As filed the Securities and Exchange Commission on July 28, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.:

Gix Internet Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	2 Jabotinsky St, Atrium Tower, 18th floor Ramat Gan, Israel 5252903
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Amir Nardimon

2 Jabotinsky St, Atrium Tower, 18th floor

Ramat Gan, Israel 5252903

Tel: +972-9-774-1505

Fax: +972-9-774-1534

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary shares, no par value per share	GIXI	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of June 18, 2026: 2,492,351 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 20-F (File No. 001-43362) of Gix Internet Ltd. (the “Registration Statement”) is being filed solely for the purpose of filing updated Exhibits 15.1, 15.2 and 15.3 and in connection therewith to amend and restate the exhibit index set forth in Part III of the Registration Statement. Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Registration Statement.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this registration statement beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit
No.	Document
1.1*#	Amended and Restated Articles of Association of the Registrant

4.1*+#	2017 Equity Incentive Plan

4.2*#+	Compensation Policy for Executive Officers and Directors

4.3*#+	Form of Indemnification Agreement

4.4*#^	Share Purchase Agreement dated January 5, 2025 by and between Gix Internet Ltd., Deliverz.ai Ltd. and the shareholders of Deliverz.ai Ltd.

4.5*#	Amendment No. 1 dated June 26, 2025 to Share Purchase Agreement dated January 5, 2025 by and between Gix Internet Ltd., Deliverz.ai Ltd. and the shareholders of Deliverz.ai Ltd.

4.6*#^	Facility Agreement dated June 26, 2025 by and between Gix Internet Ltd. and the lenders thereto

4.7*#	Form of Warrant issued by Gix Internet Ltd. in connection with the Facility Agreement dated June 26, 2025 by and between Gix Internet Ltd. and the lenders thereto

4.8*#	Facility Agreement dated June 25, 2025 by and between Gix Internet Ltd. and L.I.A. Pure Capital Ltd.

4.9*	Loan Agreement dated October 12, 2021 by and between Gix Internet Ltd. and Xylo Technologies Ltd. (f/ka Medigus Ltd.)

4.10*	Amendment to Loan Agreement dated August 25, 2022 by and between Gix Internet Ltd. and Xylo Technologies Ltd. (f/ka Medigus Ltd.)

4.11*	Amendment No. 2 to Loan Agreement dated August 28, 2023 by and between Gix Internet Ltd. and Xylo Technologies Ltd. (f/ka Medigus Ltd.)

4.12*	Amendment No. 3 to Loan Agreement dated November 8, 2023 by and between Gix Internet Ltd. and Xylo Technologies Ltd. (f/ka Medigus Ltd.)

4.13*	Amendment No. 4 to Loan Agreement dated January 1, 2024 by and between Gix Internet Ltd. and Xylo Technologies Ltd. (f/ka Medigus Ltd.)

4.14*	Amendment No. 5 to Loan Agreement dated August 22, 2024 by and between Gix Internet Ltd. and Xylo Technologies Ltd.

4.15*	Amendment No. 6 to Loan Agreement dated October 6, 2024 by and between Gix Internet Ltd. and Xylo Technologies Ltd.

4.16*	Amendment No. 7 to Loan Agreement dated January 6, 2025 by and between Gix Internet Ltd. and Xylo Technologies Ltd.

4.17*	Amendment No. 8 to Loan Agreement dated August 31, 2025 by and between Gix Internet Ltd. and Xylo Technologies Ltd.

4.18*	Amendment No. 9 to Loan Agreement dated May 20, 2026 by and between Gix Internet Ltd. and Xylo Technologies Ltd.

4.19*#	Framework Agreement dated May 31, 2022 by and between Sheba Health Services and Research Foundation and Deliverz.ai Ltd. (f/k/a/ Seamless Vision (2017) Ltd.)

4.20*^	Form of Private Placement Agreement dated May 6, 2026 or May 8, 2026, by and between Gix Internet Ltd. and each of the investors identified on Schedule A attached thereto

4.21*	Form of Warrant

8.1*	Subsidiaries of the Registrant

15.1**	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, independent registered public accounting firm of Gix Internet Ltd.

15.2**	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, independent registered public accounting firm of Deliverz.ai Ltd.

15.3**	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, independent registered public accounting firm of Quantum X Labs Inc. (f/k/a Viewbix Inc.)

*	Previously filed.
**	Filed herewith.
+	Indicates a management contract or any compensatory plan, contract or arrangement.
^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.
#	English translation of original Hebrew document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement filed on its behalf.

GIX INTERNET LTD.

Date: July 28, 2026	By:	/s/ Amir Nardimon
Amir Nardimon
Chief Executive Officer